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SECU 11017578 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFC Holdings, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8745 Henderson Road, Suite 300
(No. and Street)

Tampa, FL 33634
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maura Collins 310-899-8805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mc

OATH OR AFFIRMATION

I, Maura Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFC Holdings, Inc, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maura K. Collins
Signature

SVP, Chief Financial Officer
Title

Lyndsey Martin
Notary Public

LINDSEY M. MARTIN
Commission # 1752020
Notary Public - California
Los Angeles County
My Comm. Expires Jun 19, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
IFC Holdings, Inc.:

We have audited the accompanying consolidated statement of financial condition of IFC Holdings, Inc. and subsidiary (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2010, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFC Holdings, Inc. and subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 22, 2011

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	20,906,772
Marketable securities		73,586
Commissions receivable		11,770,848
Investment advisory receivable		1,774,325
Forgivable notes receivable, net of accumulated amortization of $8,336,128		16,854,065
Other receivables		2,064,124
Receivable from registered representatives, net of allowance of $657,726		414,068
Income taxes receivable, net		714,422
Deferred tax assets, net of allowance of $84,146		10,945,475
Fixed assets, net of accumulated depreciation of $3,454,738		798,474
Prepaid expenses and other assets		6,419,078
Goodwill		16,814,500
Total assets	$	89,549,737

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	288,569
Commissions payable		10,547,416
Investment advisory payable		1,592,394
Accounts payable and other accrued expenses		10,524,731
Payable to affiliates		1,376,362
Total liabilities		24,329,472
Stockholder's equity:		
Common stock, $1 par value. Authorized 23,000 shares; issued and outstanding 20,042 shares		20,042
Additional paid-in capital		90,172,953
Accumulated deficit		(24,972,730)
Total stockholder's equity		65,220,265
Total liabilities and stockholder's equity	$	89,549,737

See accompanying notes to consolidated financial statements.

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Income

Year ended December 31, 2010

Revenues:		
Commissions	$	197,950,091
Investment advisory		41,494,023
Fees		23,120,431
Other income		964,845
Total revenues		263,529,390
Expenses:		
Commissions		173,722,081
Investment advisory		34,531,003
Amortization of forgivable notes		2,959,459
Bad debt expense		328,497
Clearing charges		5,516,531
Communication		958,489
Compensation and benefits		21,025,874
Jackson shared services		3,974,732
Marketing		672,473
Conferences		1,539,685
Occupancy and equipment		2,327,291
Professional fees		1,285,772
Regulatory		3,706,809
Travel and entertainment		952,759
Market data services		1,506,588
Other		301,567
Total expenses		255,309,610
Income before income taxes		8,219,780
Income tax expense		3,925,666
Net income	$	4,294,114

See accompanying notes to consolidated financial statements.

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares outstanding	Amount			
Balance at December 31, 2009	20,042	$ 20,042	90,172,953	(25,266,844)	64,926,151
Dividends paid	—	—	—	(4,000,000)	(4,000,000)
Net income	—	—	—	4,294,114	4,294,114
Balance at December 31, 2010	20,042	$ 20,042	90,172,953	(24,972,730)	65,220,265

See accompanying notes to consolidated financial statements.

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	4,294,114
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		289,313
Amortization of forgivable notes		2,959,459
Bad debt expense		328,497
Deferred tax benefit		(2,367,586)
Changes in assets and liabilities:		
Marketable securities		63,999
Commissions receivable		(866,352)
Investment advisory receivable		(302,819)
Forgivable notes receivable		(52,073)
Other receivables		(187,981)
Receivable from registered representatives		(172,307)
Income taxes receivable		(774,290)
Prepaid expenses and other assets		(73,618)
Drafts payable		(404,623)
Commissions payable		461,705
Investment advisory payable		281,001
Accounts payable and other accrued expenses		642,746
Payable to affiliates		151,114
Net cash provided by operating activities		4,270,299
Cash flows from investing activity:		
Purchase of fixed assets		(26,239)
Net cash used in investing activity		(26,239)
Cash flows from financing activity:		
Dividends paid		(4,000,000)
Net cash used in financing activity		(4,000,000)
Net change in cash and cash equivalents		244,060
Cash and cash equivalents at beginning of year		20,662,712
Cash and cash equivalents at end of year	$	20,906,772
Supplemental cash flow disclosure:		
Taxes paid	$	6,941,471

See accompanying notes to consolidated financial statements.

(1) Organization

IFC Holdings, Inc. and subsidiary (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 22, 2011, the date the consolidated financial statements were issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated financial statements. No such events were identified.

(2) Significant Accounting Policies

The consolidated financial statements include the accounts of the wholly owned subsidiary, Investment Centers of America, Inc. (ICA). These companies are collectively referred to as the Company. All significant intercompany transactions have been eliminated in the consolidation process.

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $19,774,487 in money market funds and accounts. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(c) Commission Revenue and Commission Expense

Customers' securities transactions with related commission revenue and expense are recorded on a trade-date basis.

(d) Investment Advisory Revenue

Investment advisory revenue are typically received monthly or quarterly, but are recognized as earned on a pro rata basis over the term of the contract. Such fees are primarily based on percentages of the market value of the assets under management.

(Continued)

(e) Fees

Fees are generated from product sponsors of mutual funds, annuity products, and registered representatives of the Company. Fees generated from product sponsors consist of amounts earned by the Company for participation in a sponsor's premier product program. Fees generated from registered representatives consist of amounts earned by the Company based on providing services to registered representatives. All fees are recognized when earned.

(f) Drafts Payable

Drafts payable represents amounts drawn by the Company pursuant to a sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company; accordingly, changes in this balance are presented within cash flows from operating activities in the accompanying consolidated statement of cash flows.

(g) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computer hardware and software, leasehold improvements, office equipment, and furniture and fixtures, which are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(h) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

During 2010, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of

(Continued)

a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with BH1 is based on the separate return method and any intercompany taxes are settled on a monthly basis. The Company files combined state tax returns in Alaska, California, Massachusetts, Michigan, Texas, Vermont, West Virginia, and Wisconsin; and separate state income tax returns for other states that the Company is required to file income tax returns. Beginning with the first taxable year ended December 31, 2006, the Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(j) ***Receivable from Registered Representatives***

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representative. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables. Amounts collected on receivable from registered representatives are included in operating activities in the consolidated statement of cash flows.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectibility of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance and increases in the allowance are charged to bad debt expense. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(k) Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(l) Fair Value Measurements

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company has determined the fair value of money market funds, marketable securities, and investments held in the nonqualified deferred compensation plan using the market approach as these financial instruments trade in an active market.

(3) Income Taxes

The income tax expense of the Company comprises the following:

		Federal	State	Total
Current	$	4,762,641	1,530,611	6,293,252
Deferred		(2,265,368)	(102,218)	(2,367,586)
	$	2,497,273	1,428,393	3,925,666

The total income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35% for the following reasons:

Expected tax expense	$	2,876,923
State income taxes		928,455
Nondeductible meals and entertainment		58,095
Nondeductible dues and penalties		3,094
Change in federal tax contingency reserve		28,954
Other		30,145
Total income tax expense	$	3,925,666

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable loans	$	2,573,695
Allowance for doubtful accounts		243,496
Depreciation		198,440
Deferred compensation		9,935,384
Accrued vacation		144,487
Commission held		128,036
Accrued rent		249,199
State NOL		184,501
Accrued bonus		105,405
Other		51,014
Total deferred tax assets		13,813,657
Deferred tax liabilities:		
Prepaids		(163,390)
Intangible amortization		(2,699,724)
Unrealized gain on marketable securities		(5,068)
Total deferred tax liabilities		(2,868,182)
Net deferred tax assets	$	10,945,475

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

To date, the Company has generated a Michigan net operating loss of $84,146. A valuation allowance has been placed against the state net operating loss deferred asset as of December 31, 2010 due to the uncertainty of its ultimate realization.

For tax purposes as of December 31, 2010, the Company had a state net operating loss (NOL) of $3,837,267, which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of loss expiring
0 – 5 years	$	577,460
6 – 7 years		311,114
8 – 10 years		1,208,987
11 – 12 years		430,038
13 – 15 years		214,966
16 – 20 years		1,094,702
	$	3,837,267

The Company has a state tax receivable of $129,504 and a federal income tax receivable of $584,918, which have been reduced by $59,491 related to unrecognized tax benefits. The total unrecognized tax benefits would affect the effective tax rate if recognized. These amounts are included in income taxes receivable in the accompanying consolidated statement of financial condition as of December 31, 2010.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of December 31, 2009	$	184,352
Reductions to prior year tax positions		(124,861)
Balance as of December 31, 2010	$	59,491

The Company's federal income tax returns are under examination by the Internal Revenue Service for tax years 2007 and 2008. The federal income tax return for 2009 remains open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

(4) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standard Codification (ASC) ASC 820-10, *Fair Value Measurements*. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds ($19,774,487 included in cash and cash equivalents), marketable securities, and investments held in the nonqualified deferred compensation plan, and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments.

(5) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC) and Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to NFSC and Pershing LLC. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined. As of December 31, 2010, the Company had net capital of $6,183,334, which was $5,933,334 in excess of its requirement.

(7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a certain period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

(Continued)

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. Typically, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative; the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

The activity in the forgivable notes receivable comprises the following:

Balance as of December 31, 2009	$	19,761,451
Granted		753,757
Amended notes		(701,684)
Amortization		(2,959,459)
Balance as of December 31, 2010	$	16,854,065

During 2010, forgivable notes receivable totaling $644,130 became fully amortized and were forgiven by the Company.

(8) Receivable from Registered Representative and Allowance for Doubtful Accounts

Notes receivable from registered representatives with interest rates ranging from 0.00% to 5.25%. The receivables mature from January 20, 2010 to July 20, 2012	$	247,869
Other receivables from registered representatives		166,199
Receivable from registered representatives	$	414,068

The activity in the allowance for doubtful accounts for impaired receivable from registered representatives for the year ended December 31, 2010 comprises the following:

Allowance for doubtful accounts at beginning of year	$	558,663
Additions charged to bad debts expense		328,497
Write-downs charged against the allowance		(229,434)
Allowance for doubtful accounts at end of year	$	657,726

(9) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	1,711,310
Office equipment, furniture, and fixtures		1,305,503
Computer hardware and software		1,236,399
Total fixed assets		4,253,212
Less accumulated depreciation		(3,454,738)
Fixed assets, net	$	798,474

Total depreciation expense for the year ended December 31, 2010 of $289,313 was recorded in occupancy and equipment expense in the accompanying consolidated statement of income.

(10) Defined Contribution Plans

The Company has defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year. The Company's expense related to these plans was $755,031 for 2010 and is included in compensation and benefits expense in the accompanying consolidated statement of income.

(11) Employee Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for certain employees. Effective December 28, 2006, this plan is no longer accepting new contributions. All plan assets are included as an asset in prepaid expenses and other assets with a corresponding liability in accounts payable and other accrued expenses. The asset and liability are each $123,563 as of December 31, 2010 and are included in the accompanying consolidated statement of financial condition.

(12) Related-Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH. Net allocations from the other subsidiaries to the Company totaled $7,238,827 for the year ended December 31, 2010. The net allocation of operating expenses is added to the appropriate expense categories in the accompanying consolidated statement of income.

The Company was allocated $3,974,732 in shared services expense from Jackson, an affiliate of NPH, for expense incurred on behalf of the Company. Jackson allocates the shared services expense based on a percentage of time spent on the activity.

Pursuant to the tax-sharing agreement, the Company paid $5,500,000 for federal income taxes for the year ended December 31, 2010.

(13) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain registered representatives of the Company. Effective April 1, 2004, all plan assets were frozen and are included as an asset in prepaid expenses and other assets with a corresponding liability in accounts payable and other accrued expenses. The asset and liability are each $4,436,721 as of December 31, 2010 in the accompanying consolidated statement of financial condition.

All contributions made after April 1, 2004 are transferred to Jackson for the purpose of facilitating administration of the plan. The Company's annual contributions are based on commission revenue production of participating registered representatives during the year. The Company's matching and profit sharing expense related to the Jackson plan was $961,043 for the year ended December 31, 2010 and is included in commission expense in the accompanying consolidated statement of income.

(14) Commitments and Contingencies

Leases

The Company leases its primary premises under an operating lease, which expires November 30, 2013. The Company incurred rental expenses of $802,261 for the year ended December 31, 2010, which is included in occupancy and equipment in the accompanying consolidated statement of income. The lease agreement provides for rental escalations over the term of the operating lease. The Company recognizes the rental increases over the term of the lease on a straight-line basis. The following is a schedule by years of the minimum rental commitments for the premises under this noncancelable lease as of December 31, 2010:

2011	$	783,290
2012		806,417
2013		760,892
	$	2,350,599

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Schedule I

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2010

Net capital:		
Total stockholder's equity qualified for net capital	$	65,220,265
Deductions to determine net capital:		
Nonallowable assets:		
Cash and cash equivalents		173
Marketable securities		4
Commissions receivable		718,634
Investment advisory receivable		124,554
Forgivable notes receivable		15,826,141
Other receivables		1,280,787
Receivable from registered representatives		307,575
Due from affiliates		437,599
Income taxes receivable		926,772
Deferred tax assets		5,574,708
Fixed assets		694,159
Prepaid expenses and other assets		1,340,357
Goodwill		12,109,158
Investment in subsidiaries		19,415,179
Other deductions and charges		257,500
Net capital before haircuts on securities positions		6,206,965
Haircuts on securities positions		23,631
Net capital		6,183,334
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation		
Total net capital requirement		250,000
Excess net capital	$	5,933,334

Note 1: The computation of net capital under Rule 15c3-1 as of December 31, 2010, computed by the Company in its Form X-17a-5, Part II, filed on January 26, 2011, does not materially differ from the above computation that is based upon audited financial statements, after excluding the accounts of Investment Centers of America, Inc., the wholly owned subsidiary of IFC Holdings, Inc.

Note 2: IFC Holdings, Inc. files an unconsolidated Focus report in accordance with Rule 15c3-1, Appendix C.

See accompanying report of independent registered public accounting firm.

Schedule II

IFC HOLDINGS, INC. AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Computation for Determination of Customer Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	
Customers' securities failed to receive		
Total credit items		—
Debit balances:		
Debit balances in customers' security accounts (excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3)		
Failed to deliver of customers' securities not older than 30 calendar days		
Aggregate debit items		—
Less 3% of aggregate debit items required by Rule 15c3-3 when alternative net capital rule is used		
Total 15c3-3 debits		—
Excess of total credits over total debits	$	—
Amount held on deposit in "reserve bank account," including value of qualified securities, at December 31, 2010	$	

Note 1: The computation of customer reserve requirements under Rule 15c3-3 as of December 31, 2010, computed by the Company in its Form X-17a-5, Part II, filed on January 26, 2011, does not materially differ from the above computation that is based upon audited financial statements, after excluding the accounts of Investment Centers of America, Inc., the wholly owned subsidiary of IFC Holdings, Inc.

Note 2: IFC Holdings, Inc. files an unconsolidated Focus report in accordance with Rule 15c3-1, Appendix C.

See accompanying report of independent registered public accounting firm.

Schedule III

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:	
	A. Number of items	—
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	
	A. Number of items	—

See accompanying report of independent registered public accounting firm.

Schedule IV

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2010

The consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles and differ in certain respects from accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5. Under the Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported in the consolidated financial statements to amounts reported by the Company on Form X-17a-5 as of December 31, 2010 is as follows:

		Form X-17a-5, as filed	**Consolidated subsidiary – ICA**	**Adjustments, reclassifications, and eliminations**	**Consolidated statement of financial condition**
Assets:					
Cash and cash equivalents	$	10,913,787	9,992,985	—	20,906,772
Marketable securities		53,256	20,330	—	73,586
Commissions receivable		8,631,476	3,139,372	—	11,770,848
Investment advisory receivable		1,494,286	280,039	—	1,774,325
Investment in subsidiaries		19,415,179	—	(19,415,179)	—
Forgivable notes receivable, net		15,826,141	1,027,924	—	16,854,065
Other receivables		1,280,787	783,336	—	2,064,123
Receivable from registered representatives, net		307,575	106,493	—	414,068
Due from affiliates		437,599	—	(437,599)	—
Income taxes receivable		926,772	—	(212,349)	714,423
Deferred tax assets, net		5,574,708	5,370,767	—	10,945,475
Fixed assets, net		694,159	104,315	—	798,474
Prepaid expenses and other assets		1,663,920	4,755,158	—	6,419,078
Goodwill		12,109,158	4,705,342	—	16,814,500
Total assets	$	79,328,803	30,286,061	(20,065,127)	89,549,737
Liabilities:					
Drafts payable	$	240,578	47,991	—	288,569
Commissions payable		7,558,322	2,989,094	—	10,547,416
Investment advisory payable		1,369,733	222,661	—	1,592,394
Accounts payable and other accrued expenses		3,942,869	6,581,862	—	10,524,731
Payable to affiliates		997,036	816,925	(437,599)	1,376,362
Income taxes payable		—	212,349	(212,349)	—
Total liabilities		14,108,538	10,870,882	(649,948)	24,329,472
Stockholder's equity:					
Common stock		20,042	14,000	(14,000)	20,042
Additional paid-in capital		90,172,953	52,499,325	(52,499,325)	90,172,953
Accumulated deficit		(24,972,730)	(33,098,146)	33,098,146	(24,972,730)
Total stockholder's equity		65,220,265	19,415,179	(19,415,179)	65,220,265
Total liabilities and stockholder's equity	$	79,328,803	30,286,061	(20,065,127)	89,549,737

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Stockholder
IFC Holdings, Inc.:

In planning and performing our audit of the consolidated financial statements of IFC Holdings, Inc. and Subsidiary (the Company) (an indirect, wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2011